Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 pertaining to the registration of up to 32,965,664 shares of the Company’s Common Stock, up to 16,257,375 shares which may be issued pursuant to the Amended and Restated CDRT Holding Corporation Stock Incentive Plan, and up to 16,708,289 shares which may be issued pursuant to the Envision Healthcare Holdings, Inc. 2013 Omnibus Incentive Plan, of our report dated June 13, 2013 (except for Note 19, as to which the date is July 30, 2013), relating to the financial statements and schedule of Envision Healthcare Holdings, Inc., included in its Registration Statement on Form S-1, filed on June 13, 2013 and subsequently amended.

/s/ Ernst & Young LLP

Denver, Colorado
August 13, 2013